12012682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAKOTA SECURITIES INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 SW 72nd STREET, SUITE 102
(No. and Street)

MIAMI (City) FL (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS F. WALSH CPA PA
(Name – *if individual, state last, first, middle name*)

2899 W. PROSPECT RD. (Address) FT. LAUDERDALE (City) FL (State) 33309 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3B 3/24

AB 4/12

OATH OR AFFIRMATION

I, BRUCE ZIPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAKOTA SECURITIES INTERNATIONAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Bruce Zipper
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dakota Securities International, Inc.

Financial Statements

for the year ended

December 31, 2011

Dakota Securities International, Inc.
Financial Statements
December 31, 2011

Table of Contents

Thomas F Walsh CPA PA
2899 West Prospect Road
Ft. Lauderdale, FL 33309

954 514-7119 email: tom@tfwcpa.com

Member Florida Institute of Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Stockholders and Board of Directors
Dakota Securities International, Inc.

We have audited the accompanying statement of financial conditions of Dakota Securities International, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. as at December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for the purpose of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Thomas F Walsh CPA PA
February 27, 2012

Dakota Securities International, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Current Assets		
Cash	$	17,818
Commissions due from clearing organization		4,994
Shareholder loan receivable		51,026
Prepaid expenses		2,813
Security deposits		2,600
Total Current Assets	$	79,251
Property and Equipment		
Fixed assets	$	73,346
Accumulated depreciation		(53,471)
Total Property and Equipment	$	19,875
Total Assets	$	99,126

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts payable	$	5,951
Accrued expenses		4,663
Security deposit held		650
Total Liabilities	$	11,264
Stockholders' Equity		
Common stock, par value $.01 per share, authorized and issued 11,100 shares	$	111
Additional paid in capital		125,705
Accumulated deficit	$	(37,954)
Total Stockholders' Equity	$	87,862
Total Liabilities and Stockholders' Equity	$	99,126

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenues		
Comissions	$	215,259
Interest and Dividends		2,459
Other income		54,417
Total Revenues	$	272,135
Operating Expenses		
Employee compensation & benefits		12,123
Clearing and execution costs		71,912
Communication & data processing		5,130
Occupancy		28,791
Other expenses		158,987
Total Operating Expenses	$	276,943
Net Income (Loss)	$	(4,808)

The accompanying notes are an interal part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid - In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2011	11,100	$111	$125,705	($33,147)	$92,669
Shares issued					-
Additional Paid In Capital					-
Net Income (Loss)				(4,808)	(4,808)
Balance, December 31, 2011	11,100	$111	$125,705	($37,954)	$87,862

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net Income (Loss)	$	(4,808)
Adjustments to reconcile Net Income (Loss) to net cash:		
Depreciation		9,262
(Increase) Decrease in:		
Commissions due from clearing organization		10,093
Prepaid expenses		2,739
Security deposits		(124)
Increase (Decrease) in:		
Accounts payable		(1,326)
Accrued expenses		115
Commissions payable		216
Net Cash Provided By (Used In) Operating Activities	$	16,167
Cash Flows from Investing Activities		
Fixed assets	$	(17,218)
Shareholder loan		1,148
Net Cash Provided By (Used In) Investing Activities	$	(16,070)
Cash Flows from Financing Activities		
Net Cash Provided By (Used In) Financing Activities	$	0
Net Increase (decrease) in Cash	$	97
Cash at Beginning of Period	$	17,721
Cash at End of Period	$	17,818

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2011

1. Organization

Dakota Securities International, Inc. (the "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its broker dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – The Company considers all unrestricted deposits and highly liquid investments, with an original maturity date of three months or less, to be cash equivalents.

Fair Value of Financial Instruments – The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable, and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Property and Equipment – Property and equipment are recorded at cost. Depreciation of property and equipment are provided utilizing the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

Securities Transactions – Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions and Fees – Commissions and fees include revenues generated from transactional fees charged to customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company, with the consent of its stockholders, made the "S" election under the Internal Revenue Code, whereby all taxable transactions flow through to the shareholders. Therefore, there is no provision for income taxes recorded in the accompanying financial statements.

Management Estimates and Assumptions – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events – The subsequent events have been evaluated through February 28, 2011, the date the financial statements were available to be issued.

3. Commissions Due from Clearing Organization

Commissions due from clearing organization are $ 4,993 as at December 31, 2011.

4. Due from Stockholder

Advances to stockholders are $ 51,026 as at December 31, 2011. These advances are unsecured.

5. Property and Equipment

At December 31, 2011, property and equipment consisted of the following:

		Estimated Useful Lives
Equipment	$ 31,688	3-5 Years
Furniture and Fixtures	15,356	7 Years
Software	26,302	3 Years
	$ 73,346	
Less: Accumulated Depreciation	(53,471)	
	$ 19,875	

Depreciation expense charged to income was $ 9,262 in 2011.

6. Commitments and Contingencies

The securities industry is subject to extensive regulation under Federal, state, and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration, and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the FINRA, or the OTS by dissatisfied customers or others and are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

Operating Lease

The Company leases office space under a lease that expires September 30, 2012. Aggregate annual base rents as at December 31, 2011, were as follows:

2012	20,790
Total	$20,790

Rent expense was $ 26,730 for the year ended December 31, 2011

7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. As at December 31, 2011, the Company had a net capital excess of $ 6,048.

8. Off Balance Sheet Risk

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or the broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the value of the transaction.

Retail customer transactions are cleared through the clearing organization on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing organization may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing organization or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

Dakota Securities International, Inc.
Computation and Reconciliation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	87,862
Deductions:		
Non-allowable assets		76,814
Net capital before haircuts on securities positions		11,048
Haircut		-
Net Capital	$	11,048
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	751
Minimum dollar net capital required		5,000
Net capital requirement (greater of two requirements)	$	5,000
Net capital excess (deficiency)	$	6,048

Aggregate Indebtedness:

Total aggregate indebtedness included in the Statement of Financial Condition	$	11,264
Ratio of aggregate indebtedness to net capital		102%

Reconciliation:

Net capital, per page 3 of the December 31, 2011, unaudited Focus IIA Report, as filed	$	11,377
Net audit adjustments		(330)
Net capital, per December 31, 2011 audited report, as filed	$	11,047

See independent auditors' report.

Dakota Securities International, Inc.
Information Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2011

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully disclosed basis.

Thomas F Walsh CPA PA
2899 West Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119 email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

Report of Independent Certified Public Accountants On Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Dakota Securities International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dakota Securities International, Inc. for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and the net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of the differences required by rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to by material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas F Walsh CPA PA
Fort Lauderdale, FL
February 27, 2012